December 2, 2013

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zoltek Companies, Inc. Preliminary Proxy Statement on Schedule 14A
Filed October 29, 2013
File No. 000-20600

Dear Mr. Mancuso:

This letter responds to the Staff’s letter dated November 25, 2013, regarding the preliminary proxy statement on Schedule 14A filed by Zoltek Companies, Inc. (the “Company”), on October 29, 2013. We have set forth below the Staff’s comments in that letter followed by our response.

Opinion of Zoltek’s Financial Advisor, page 34

1.	We will continue to evaluate your responses to prior comments 2 and 3 after you file a revised preliminary proxy statement containing the disclosure mentioned in your response.

Response:

The Company has filed a revised preliminary proxy statement today reflecting the responses to comments 2 and 3 set forth in the Company’s response letter to the Staff dated November 20, 2013.

Zoltek Summary Internal Consolidated Financial Forecast, page 42

2.

We note your response to prior comment 4 and your disclosure regarding the discounted cash flow analysis beginning on page 39. Please disclose the financial projections reled on by the financial advisor when preparing its analysis.

Response:

The Company has included the requested disclosure in the revised preliminary proxy statement filed today.

* * *

Pursuant to your request, the Company confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon our legal counsel Andrew Klinghammer at (314) 552-6171 if you require additional information or desire to discuss the foregoing responses. We thank you in advance for your customary courtesies.

Very truly yours,

ZOLTEK COMPANIES, INC.

/s/ Andrew W. Whipple

Andrew W. Whipple, Chief Financial Officer

cc:	Mr. Brian Soares
Mr. Zsolt Rumy
Thomas A. Litz, Esq.